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                                                                      EXHIBIT 18

        PREFERABILITY LETTER ON ACCOUNTING CHANGE FROM ERNST & YOUNG LLP



October 22, 2001


The Board of Directors of
Cleveland-Cliffs Inc

Note C of notes to the consolidated financial statements of Cleveland-Cliffs Inc included in its Form 10-Q for the three and nine months ended September 30, 2001 describes a change in the method of accounting for investment gains and losses on pension assets for the calculation of net periodic pension cost. Previously, realized and unrealized gains and losses were deferred and amortized over five years for most pension plans. Under the new accounting method, the market value of plan assets will reflect all realized and unrealized gains and losses immediately.

There are no authoritative criteria for determining a "preferable" method of accounting for investment gains and losses based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on management's business judgment to make this change and for the stated reasons, is preferable in the circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of any financial statements of the Company as of any date or for any period subsequent to December 31, 2000, and therefore, we do not express any opinion on any financial statements of Cleveland-Cliffs Inc subsequent to that date.


                                       Very truly yours,


                                       Ernst & Young LLP